                                                                                                                                                                      Exhibit 14.1

ASPEN AEROGELS, INC.

CODE OF BUSINESS CONDUCT and ethics1

INTRODUCTION

This Code of Business Conduct and Ethics, referred to as the “Code,” is intended to provide associates of Aspen Aerogels Inc. (“Company”), as defined below, with a clear understanding of the principles of business conduct and ethics that are expected of them and to aid them in making ethical and legal decisions when conducting the Company’s business and performing day-to-day duties.  The standards set forth in the Code apply to us all, including at the Company and all of its subsidiaries and other business entities controlled by the Company everywhere in the world.  Every associate of the Company must acknowledge his or her review of and agreement to comply with the Code as a condition of his or her relationship with the company (see Appendix A attached hereto).  The term “associate” means (i) every full and part-time employee of the Company and its subsidiaries, (ii) all members of the Company’s senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, and (iii) every member of the Company’s Board of Directors, even if such member is not employed by the Company.  This Code has been approved by the Board of Directors of the Company and may not be modified, amended or restated without the approval of the Board of Directors.

REPORTING VIOLATIONS UNDER THE CODE

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If any breach of the Code is known to you, you are obligated to report violations via one or more of the following four alternatives specified in the Company’s Whistleblower Policy: (i) by reporting up the supervisory chain, beginning with your immediate supervisor or with a more senior supervisor; (ii) by contacting any member of the Compliance Committee, including the Corporate Compliance Officer; (iii) by contacting the chairperson of the Company’s Audit Committee; or (iv) by anonymously and confidentially reporting violations to the third party service provider retained by the Company, AlertLine (the “Whistleblower Hotline”).

The Whistleblower Hotline may be reached 24 hours a day, 7 days a week at the following toll-free number and internet address:

ALERTLINE TELEPHONE NUMBER: 1-877-376-2006 (Toll Free)

ALERTLINE INTERNET ADDRESS: http://www.aerogel.com/company/alertline/

See the Company’s Whistleblower Policy, which can be accessed on the Company’s Intranet.  These alternative methods for reporting a violation are referred to throughout the Code as the “Reporting Mechanism.”

Any associate of the Company having any information or knowledge regarding the existence of any violation or suspected violation of the Code (including, but not limited to, suspected violations of securities or antifraud laws, accounting issues, and any law relating to fraud against shareholders) has a duty to report the violation or suspected violation using the Reporting Mechanism described above.  As specified in the Whistleblower Policy, associates may also report using the Reporting Mechanism any concerns an associate may have with respect to the Company including, but not limited to, concerns with the Company’s business or operations or any other issue concerning the Company and their employment with the Company.  Reports made to the Whistleblower Hotline will

* This Code of Business Conduct and Ethics which reflects certain non-substantive and administrative changes to the prior code, replaces and supersedes the Company’s prior code on business conduct and ethics and became effective on February 26, 2020.

be provided directly to the Audit Committee on an anonymous and confidential basis.

Failure to report suspected or actual violations is itself a violation of the Code and may subject the associate to disciplinary action, up to and including termination of employment or legal action. Reports may be made on a confidential and anonymous basis.  To the extent any investigation is necessitated by a report, the Company will endeavor to keep the proceedings and the identity of the reporting associate confidential to the fullest extent permitted by applicable law.

ANTI-RETALIATION PLEDGE

Any associate who in good faith reports a suspected violation under the Code by the Company, or its agents acting on behalf of the Company, or who in good faith raises issues or concerns regarding the Company’s business or operations, using the Reporting Mechanism, may not be fired, suspended, demoted, reprimanded, threatened, harassed or in any manner discriminated against in the terms and conditions of the associate’s employment for, or because of, the reporting of the suspected violation, issues or concerns, regardless of whether the suspected violation involves the associate, the associate’s supervisor or senior management of the Company.

In addition, any associate who in good faith reports a suspected violation under the Code which the associate reasonably believes constitutes a violation of a federal, state, local or foreign statute by the Company, or its agents acting on behalf of the Company, to a federal, state, local or foreign regulatory or law enforcement agency, may not be fired, suspended, demoted, reprimanded, threatened, harassed or in any manner discriminated against in the terms and conditions of the associate’s employment for, or because of, the reporting of the suspected violation, regardless of whether the suspected violation involves the associate, the associate’s supervisor or senior management of the Company.

COMPLYING WITH THE CODE

The ultimate responsibility for maintaining our Code rests with each of us.  As individuals of personal integrity, we can do no less than to behave in a way that will continue to bring credit to ourselves and our Company.  Applying these standards to our business lives is an extension of the values by which we are known as individuals and by which we want to be known as a Company.  To that end, the Company has made the Code publicly available on its website.  It is our responsibility to conduct ourselves in an ethical business manner and also to ensure that others do the same.  If any one of us violates these standards, he or she can expect disciplinary action, up to and including termination of any employment or other relationship with the Company, and possibly other legal action.

While it is impossible for this Code to describe every situation that may arise, the standards explained in this Code are guidelines that should govern our conduct at all times.  If you are confronted with situations not covered by this Code, or have questions regarding the matters that are addressed in the Code, you are urged to consult with the Corporate Compliance Officer, a member of the Compliance Committee, or another member of management.  Furthermore, the policies set forth in this Code are in addition to other policies of the Company that associates must comply with, including those set forth in the Company’s Employee Handbook.  Copies of these other policies are available via the Company’s Intranet.

The provisions of the Code regarding the actions the Company will take are guidelines which the Company intends to follow.  There may be circumstances, however, that in the Company’s judgment require different measures or actions and in such cases it may act accordingly while still attempting to fulfill the principles underlying this Code.  In the case of any inconsistency between the provisions set out in this Code and the rules contained in any mandatory text, laws or interpretive case law applicable to the Company and its associates, the latter will prevail.  In no instance should this Code be interpreted as modifying, amending or otherwise changing any legal text and related legal precedents that apply to the Company and its associates.

Table of Contents

Page

I.	IMPLEMENTATION OF THE CODE1
II.	GENERAL REQUIREMENTS3
III.	CONFLICTS OF INTEREST3
IV.	PROTECTION AND PROPER USE OF COMPANY ASSETS5

A.Proper Use of Company Property5

B.Confidential Information6

C.Accurate Records and Reporting6

D.Document Management and Retention7

E.Corporate Advances8

V.	FAIR DEALING WITH CUSTOMERS, SUPPLIERS, COMPETITORS, AND ASSOCIATES8

A.Giving Gifts8

B.Receiving Gifts8

C.Unfair Competition9

D.Antitrust Concerns9

E.Unfair Practices in International Business11

VI.	GOVERNMENT RELATIONS12

A.Government Procurement12

B.Payments to Officials13

C.Political Contributions13

VII.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS13

A.Insider Trading Policy13

B.Equal Employment Opportunity14

C.Sexual Harassment Policy14

D.Health, Safety & Environment Laws14

VIII.	QUESTIONS UNDER THE CODE AND WAIVER PROCEDURES15
IX.	FREQUENTLY ASKED QUESTIONS AND ANSWERS15

APPENDICES

APPENDIX A – ASSOCIATE’S AGREEMENT TO COMPLY

APPENDIX B – COMPLAINT HANDLING PROCEDURES

APPENDIX C – WHISTLEBLOWER POLICY

APPENDIX D – ANTI-CORRUPTION POLICY

I.	IMPLEMENTATION OF THE CODE

The following questions and answers address the Company’s implementation of the Code.  The Company has attempted to design procedures that ensure maximum confidentiality, anonymity, and, most importantly, freedom from the fear of retaliation for complying with and reporting violations under the Code.

Q:Who is responsible for administering, updating and enforcing the Code?

A:The Company’s Board of Directors has appointed a Corporate Compliance Officer and a Compliance Committee that includes the Corporate Compliance Officer and at least 1 additional member to administer, update and enforce the Code.  Ultimately, the Board of Directors of the Company must ensure that the Corporate Compliance Officer and the Compliance Committee fulfill their responsibilities.

The Corporate Compliance Officer has overall responsibility for overseeing the implementation of the Code.  Specific responsibilities of the position are to:

•	Develop the Code based on legal requirements, regulations and ethical considerations that are raised in the Company’s operations;
•	Ensure that the Code is distributed to all associates and that all associates acknowledge the principles of the Code;
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Work with the Company’s Audit Committee to provide a Reporting Mechanism so that associates have a confidential and anonymous method of reporting not only suspected violations of the Code but concerns regarding federal securities or antifraud laws, accounting issues, or any federal law relating to fraud against shareholders;

•	Implement a training program to ensure that associates are aware of and understand the Code;
•	Audit and assess compliance success with the Code;
•	Serve as a point person for reporting violations and asking questions under the Code;
•	Maintain a log of all reports under the Reporting Mechanism and provide this log to the Audit Committee for their review at regular intervals; and
•	Revise and update the Code as necessary to respond to detected violations and changes in the law.

The Compliance Committee is appointed by the Audit Committee of the Board and is comprised of a Corporate Compliance Officer, and at least another member. At least one member is selected from the Human Resources Department.  The current composition of the Compliance Committee is provided in Appendix E.

The primary responsibilities of the Compliance Committee are to:

•	Assist the Corporate Compliance Officer in developing and updating the Code;
•	Develop internal procedures to monitor and audit compliance with the Code;
•	Serve as point persons for reporting violations and asking questions under the Code;
•	Set up a mechanism for anonymous reporting of suspected violations of the Code by associates and refer, when appropriate, such reports to the Audit Committee;
•	Maintain a log of all reports under the Reporting Mechanism and provide this log to the Audit Committee for their review at regular intervals;
•	Conduct internal investigations, with the assistance of counsel, of suspected compliance violations;
•	Evaluate disciplinary action for associates who violate the Code;
•	In the case of more severe violations of the Code, make recommendations regarding disciplinary action to the Board of Directors or a committee thereof; and
•	Evaluate the effectiveness of the Code and provide recommendations to improve the Code.

The Compliance Committee will provide a summary of all matters considered under the Code to the Board of Directors or a committee thereof at each regular meeting thereof, or sooner if warranted by the severity of the matter.  All proceedings and the identity of the person reporting will be kept confidential to the extent permitted by circumstances and applicable law.

Q:If I am aware of a breach or violation of this Code, or suspect such a breach or violation, am I obligated to report it as set forth in this Code?

A:Yes, every employee, officer and director of the Company has the responsibility to ask questions, seek guidance, report known and suspected breaches or violations and express concerns regarding compliance with this Code or any of the Company’s other policies.  Anyone who has a reasonable basis to believe that any other employee, officer or director has engaged, or is engaging, in conduct that violates applicable law or this Code should promptly report such information through Reporting Mechanism.

Q:How can I contact the Corporate Compliance Officer, the Compliance Committee and/or the Audit Committee?

A:Reports may be made by telephone, in person, or in writing (by mail to the Company’s address, by email or hand delivery).  The names, phone numbers and/or email addresses of the Corporate Compliance Officer, each member of the Compliance Committee and the chairperson of the Audit Committee are listed in Appendix E.  Any one of these individuals can assist you in answering questions or reporting violations or suspected violations under the Code.

The members of the Compliance Committee and the chairperson of the Audit Committee may change from time to time.  You are encouraged to consult the copy of the Code that is available on the Company’s website to obtain the most current membership of the Compliance Committee and the most current chairperson of the Audit Committee.

Individuals are encouraged, but not required, to leave a name and/or a contact number when submitting a report.  Such information will facilitate a more thorough investigation.  The members of the Compliance Committee and the chairperson of the Audit Committee will strive to maintain the integrity and confidentiality of all compliance-related communications.  However, in certain circumstances, the identity of the person raising the concern may become known or need to be revealed, particularly if federal, state, local or foreign enforcement authorities become involved in the investigation.  The Company cannot guarantee confidentiality when material evidence of a violation of the law is disclosed or if the person raising a concern is identified during the normal course of an investigation.

Q:How can I report any concerns that I have in a confidential and anonymous manner?

A:You may make such reports on an anonymous and confidential basis by contacting the Whistleblower Hotline. As specified in the Whistleblower Policy, associates may report to this service any concerns an associate may have with respect to the Company, including but not limited to, Company’s business or operations, suspected violations of the Code, securities or antifraud laws, accounting issues, any law relating to fraud against shareholders, or any other issue concerning the Company and their employment with the Company.  Reports made to the Whistleblower Hotline will be provided directly to the Audit Committee on an anonymous and confidential basis.  Please see the description of the Reporting Mechanism above for details on contacting the Whistleblower Hotline.

II.	GENERAL REQUIREMENTS

Each associate of the Company is expected to be honest, fair, and accountable in all business dealings and obligations, and to ensure:

•	the ethical handling of conflicts of interest between personal and professional relationships;
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full, fair, accurate, timely and understandable disclosure in the reports required to be filed by the Company with the Securities and Exchange Commission and in other public communications made by the Company; and

•	compliance with applicable governmental laws, rules and regulations.

III.	CONFLICTS OF INTEREST

Associates should avoid any situation that may involve, or even appear to involve, a conflict between their personal interests and the interests of the Company.  In dealings with current or potential customers, suppliers, contractors, and competitors, each associate should act in the best interests of the Company to the exclusion of personal advantage.  For purposes of this section, (i) a “significant” amount or interest shall be deemed to be any amount in excess of $5,000 in aggregate, whether in connection with a single transactions or with a series of transactions in any given year and (ii) an “actual competitor” of the Company shall be deemed to be any entity selling or producing products that are similar to the Company’s products. Associates are prohibited from any of the following activities which could represent an actual or perceived conflict of interest:

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No associate or immediate family member[2] of an associate shall have a significant financial interest in, or obligation to, any outside enterprise which does or seeks to do business with the Company or which is an actual or potential competitor of the Company, without prior approval of the Compliance Committee, or in the case of executive officers or members of the Board of Directors, the full Board of Directors or a committee thereof; provided however, that this provision shall not prevent any associate from investing in any mutual fund or owning up to 1% of the outstanding stock of any publicly traded Company.

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No associate shall conduct a significant amount of business on the Company’s behalf with an outside enterprise which does or seeks to do business with the Company if an immediate family member of the associate is a principal or officer  of such enterprise, or an employee of such enterprise who will play a significant role in the business done or to be done between the Company and such enterprise, without prior approval of the Compliance Committee, or in the case of executive officers or members of the Board of Directors, the full Board of Directors or a committee thereof.

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No executive officer or employee, or an immediate family member of an executive officer or an employee, shall serve as a director, officer or in any other management or consulting capacity of any actual competitor of the Company, without the prior approval of the full Board of Directors or a committee thereof.

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No director, or an immediate family member of a director, shall serve as a director, officer or in any other management or consulting capacity of any actual competitor of the Company, without the prior approval of the full Board of Directors or a committee thereof.

•	No associate shall use any Company property or information or his or her position at the Company for personal gain.
•	No associate shall engage in activities that are directly competitive with those in which the Company is engaged.
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No associate shall divert a business opportunity from the Company to such individual’s own benefit.  If an associate becomes aware of an opportunity to acquire or profit from a business opportunity or investment in which the Company is or may become involved or in which the Company may have an existing interest, the associate should disclose the relevant facts to the Corporate Compliance Officer or a member of the Compliance Committee.  The associate may proceed to take advantage of such opportunity only if the Company is unwilling or unable to take advantage of such opportunity as notified in writing by the Compliance Committee.

[1]	When used in this Code of Conduct “immediate family member” includes any person with whom an associate has any relationship by blood, marriage, or adoption, not more remote than first cousin

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No associate or immediate family member of an associate shall receive any loan or advance from the Company, or be the beneficiary of a guarantee by the Company of a loan or advance from a third party, except for customary advances or corporate credit in the ordinary course of business or approved by the Compliance Committee.  Please see Section IV.E. “Corporate Advances” below for more information on permitted corporate advances.

In addition, the Audit Committee of the Board of Directors will review and approve, in advance, all related-person transactions, as required by the Securities and Exchange Commission, The New York Stock Exchange or any other regulatory body to which the Company is subject.

Each associate should make prompt and full disclosure in writing to the Corporate Compliance Officer or a member of the Compliance Committee of any situation that may involve a conflict of interest before engaging in any conduct that may give rise to any conflict of interest.  Failure to disclose any actual or perceived conflict of interest and obtain an approval or other appropriate waiver from the Compliance Committee or the Audit Committee of the Board (as applicable) is a violation of the Code.

IV.	PROTECTION AND PROPER USE OF COMPANY ASSETS

Proper protection and use of Company assets and assets entrusted to it by others, including proprietary information, is a fundamental responsibility of each associate of the Company.  Associates must comply with security programs to safeguard such assets against unauthorized use or removal, as well as against loss by criminal act or breach of trust.  The provisions hereof relating to protection of the Company’s property also apply to property of others entrusted to it (including proprietary and confidential information).

A.	Proper Use of Company Property

The removal from the Company’s facilities of the Company’s property is prohibited, unless authorized by the Company.  This applies to furnishings, equipment, and supplies, as well as property created or obtained by the Company for its exclusive use – such as client lists, files, personnel information, reference materials and reports, computer software, data processing programs and databases. Neither originals nor copies of these materials may be removed from the Company’s premises or Company’s property or used for purposes other than the Company’s business without prior written authorization from the Compliance Committee.

The Company’s products and services are its property. Contributions made by any associate to their development and implementation are the Company’s property and remain the Company’s property even if the individual’s employment or directorship terminates.

Each associate has an obligation to use the time for which he or she receives compensation from the Company productively. Work hours should be devoted to activities directly related to the Company’s business.

B.	Confidential Information

The Company provides its associates with confidential information relating to the Company and its business with the understanding that such information is to be held in confidence and not communicated to anyone who is not authorized to see it, except as may be required by law.  The types of information that each associate must safeguard include (but are not limited to) information received from third parties in connection with the Company’s business, the Company’s plans and business strategy, non-public operational and financial performance, unannounced products and/or contracts, sales data, significant projects, customer and supplier lists, patents, patent applications, trade secrets, manufacturing techniques and sensitive financial information, whether in electronic or paper format.  These are costly, valuable resources developed for the exclusive benefit of the Company.  No associate shall disclose the Company’s confidential information to an unauthorized third party or use the Company’s confidential information for his or her own personal benefit.

C.	Accurate Records and Reporting

Under law, the Company is required to keep books, records and accounts that accurately and fairly reflect all transactions, dispositions of assets and other events that are the subject of specific regulatory record keeping requirements, including generally accepted accounting principles and other applicable rules, regulations and criteria for preparing financial statements and for preparing periodic reports filed with the Securities and Exchange Commission.  All Company reports, accounting records, sales reports, expense accounts, invoices, purchase orders, and other documents must accurately and clearly represent the relevant facts and the true nature of transactions.  Reports and other documents should state all material facts of a transaction and not omit any information that would be relevant in interpreting such report or document.  Under no circumstance may there be any unrecorded liability or fund of the Company, regardless of the purposes for which the liability or fund may have been intended, or any improper or inaccurate entry knowingly made on the books or records of the Company.  No payment on behalf of the Company may be approved or made with the intention, understanding or awareness that any part of the payment is to be used for any purpose other than that described by the documentation supporting the payment.  In addition, intentional accounting misclassifications (e.g., expense versus capital) and improper acceleration or deferral of expenses or revenues are unacceptable reporting practices that are expressly prohibited.

The Company has developed and maintains a system of internal controls to provide reasonable assurance that transactions are executed in accordance with management’s authorization, are properly recorded and posted, and are in compliance with regulatory requirements.  The system of internal controls within the Company includes written policies and procedures, budgetary controls, supervisory review and monitoring, and various other checks and balances, and safeguards such as password protection to access certain computer systems.

The Company has also developed and maintains a set of disclosure controls and procedures to ensure that all of the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms.  Please see the Company’s Disclosure Controls and Procedures, Form 8-K Disclosure Compliance Policy, and the Regulation FD Disclosure Policy, all available on the Company’s Intranet.

Associates are expected to be familiar with, and to adhere strictly to, these internal controls and disclosure controls and procedures.

Responsibility for compliance with these internal controls and disclosure controls and procedures rests not solely with the Company’s accounting personnel, but with all associates involved in approving transactions, supplying documentation for transactions, and recording, processing, summarizing and reporting of transactions and other information required by periodic reports filed with the Securities and Exchange Commission.  Because the integrity of the Company’s external reports to shareholders and the Securities and Exchange Commission depends on the integrity of the Company’s internal reports and record-keeping, all associates must adhere to the highest standards of care with respect to our internal records and reporting.  The Company is committed to full, fair, accurate, timely, and understandable disclosure in the periodic reports required to be filed by it with the Securities and Exchange Commission, and it expects each associate to work diligently towards that goal.

Any associate who believes the Company’s books and records are not in accord with these requirements should immediately report the matter using the Reporting Mechanism described above.

D.	Document Management and Retention

Numerous federal and state statutes require the proper retention of many categories of records and documents that are commonly maintained by companies.  In consideration of those legal requirements and the Company’s business needs, all associates must maintain records in accordance with these laws.

Any record, in paper or electronic format, relevant to a threatened, anticipated or actual internal or external inquiry, investigation, matter or lawsuit may not be discarded, concealed, falsified, altered, or otherwise made unavailable, once an associate has become aware of the existence of such threatened, anticipated or actual internal or external inquiry, investigation, matter or lawsuit.

All associates must comply with the Company’s Record Management Policy in the Company’s Employee Hand Book.  In addition, from time to time, the Company may adopt additional specific written policies and procedures with respect to document retention or amend existing policies and procedures.  All employees will be notified if such policies and procedures are adopted or if existing policies and procedures are amended.

Any associate who believes the Company’s document retention is not in accord with these requirements should immediately report the matter using the Reporting Mechanism described above.

E.	Corporate Advances

Under law, the Company may not loan money to associates except in limited circumstances.  It shall be a violation of the Code for any associate to advance Company funds to any other associate or to himself or herself except for usual and customary business advances for legitimate corporate purposes which are approved by a supervisor or pursuant to a corporate credit card for usual and customary, legitimate business purposes.  It is the Company’s policy that any advance not meeting the foregoing criteria be approved in advance by the Compliance Committee.

Company credit cards are to be used only for authorized, legitimate business purposes.  An associate will be responsible for any unauthorized charges to a Company credit card.  Any associate who believes the Company’s corporate advances are not in accord with these requirements should immediately report the matter using the Reporting Mechanism described above.

V.	FAIR DEALING WITH CUSTOMERS, SUPPLIERS, COMPETITORS, AND ASSOCIATES

The Company does not seek to gain any advantage through the improper use of favors or other inducements, including facilitation payments, involving personal financial gain or advantage to the recipient (generally referred to as bribery).  Good judgment and moderation must be exercised to avoid misinterpretation and adverse effect on the reputation of the Company or its associates.  Offering, giving, soliciting or receiving any form of bribe (including facilitation payments in many instances) is strictly prohibited under the laws of the various countries in which the Company operates or into which the Company’s products are sold, whether the other person involved is an employee of a customer or supplier, a public official, or any other person.

A.	Giving Gifts

Cash or cash-equivalent gifts must not be given by an associate to any person or enterprise, even if the cash gift is of token value.  However, non-cash gifts, favors and entertainment may be given to non-governmental employees if what is given:

•	is consistent with customary business practice;
•	cannot be construed as a bribe, pay-off or facilitation payment;
•	is not in violation of applicable law or ethical standards; and
•	will not embarrass the Company or the associate if publicly disclosed.

See also subsection E below and the Anti-Corruption Policy, for considerations relating to gifts to foreign officials and Section VI. B below for considerations relating to gifts to government employees.

B.	Receiving Gifts

Gifts, favors, entertainment or other inducements may not be accepted by associates or members of their immediate families from any person or organization that does or seeks to do business with, or is a competitor of, the Company, except as common courtesies usually associated with customary business practices.  The Compliance

Committee, with the approval of the Audit Committee will establish reporting thresholds and approval procedures in connection with the receipt of gifts.

An especially strict standard applies when suppliers are involved.  If a gift unduly influences or makes an associate feel obligated to “pay back” the other party with business, receipt of the gift is unacceptable.

It is never acceptable to accept a gift in cash or cash equivalent of any value.  Cash gifts must be declined and returned to the sender.

The Company engages in ongoing risk assessment relating to bribery.  If someone offers you a gift, favor, entertainment or other inducement that you think is intended or may be intended as a bribe, you are obligated to reject the offer and to report the offer using the Reporting Mechanism described above.

C.	Unfair Competition

Although the free enterprise system is based upon competition, rules have been imposed stating what can and what cannot be done in a competitive environment.  The following practices can lead to liability for “unfair competition” and should be avoided.  They are violations of the Code.

Disparagement of Competitors.  It is not illegal to point out weaknesses in a competitor’s service, product or operation. However, associates may not spread false rumors about competitors or make misrepresentations about their businesses.  For example, an associate may not pass on anecdotal or unverified stories about a competitor’s products or services as the absolute truth (e.g., the statement that “our competitors’ diagnostic testing procedures have poor quality control”).

Misrepresentations of Price and Product.  Lies or misrepresentations about the nature, quality or character of the Company’s services and products are both illegal and contrary to Company policy.  An associate may only describe our services and products based on their documented specifications, not based on anecdote or his or her belief that our specifications are too conservative.

D.	Antitrust Concerns

Federal and state antitrust laws are intended to preserve the free enterprise system by ensuring that competition is the primary regulator of the economy.  Every corporate decision that involves customers, competitors, and business planning with respect to output, sales and pricing raises antitrust issues.  Compliance with antitrust laws is in the public interest, in the interest of the business community at large, and in our Company’s interest.

Failing to recognize antitrust risk is costly.  Antitrust litigation can be very expensive and time-consuming.  Moreover, violations of the antitrust laws can, among other things, subject you and the Company to the imposition of injunctions, treble damages, and heavy fines.  Criminal penalties may also be imposed, and individual employees can receive heavy fines or even be imprisoned.  For this reason, antitrust compliance should be taken seriously at all levels within the Company.

A primary focus of antitrust laws is on dealings between competitors.  In all interactions with actual or potential competitors all associates must follow these rules:

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Never agree with a competitor or a group of competitors to charge the same prices or to use the same pricing methods, to allocate services, customers, private or governmental payer contracts or territories among yourselves, to boycott or refuse to do business with a provider, vendor, payer or any other third party, or to refrain from the sale or marketing of, or limit the supply of, particular products or services.

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Never discuss past, present, or future prices, pricing policies, bundling, discounts or allowances, royalties, terms or conditions of sale, costs, choice of customers, territorial markets, production quotas, allocation of customers or territories, or bidding on a job with a competitor.

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Be careful of your conduct.  An “agreement” that violates the antitrust laws may be not only a written or oral agreement, but also a “gentlemen’s agreement” or a tacit understanding.  Such an “agreement” need not be in writing.  It can be inferred from conduct, discussions or communications of any sort with a representative of a competitor.

•	Make every output-related decision (pricing, volume, etc.) independently, in light of costs and market conditions and competitive prices.

•	Carefully monitor trade association activity. These forums frequently create an opportunity for competitors to engage in antitrust violations.

Another focus of antitrust law is how a Company deals with customers, suppliers, contractors and other third parties.  The following practices could raise issues, and associates should always consult with the Corporate Compliance Officer or the Compliance Committee before doing any of the following:

•	Refuse to sell to any customers or prospective customer;

•	Enter into any new distribution or supply agreement which differs in any respect from those previously approved;

•	Condition a sale on the customer’s purchasing another product or service, or on not purchasing the product of a competitor;

•	Agree with a customer on a minimum or maximum resale price of our products;

•	Impose restrictions on the geographic area to which our customers may resell our products;

•	Require a supplier to purchase products from the Company as a condition of purchasing products from that supplier;

•	Enter into an exclusive dealing arrangement with a supplier or customer; or

•	Offer different prices, terms, services or allowances to different customers who compete or whose customers compete in the distribution of commodities.

If our Company has a dominant or potentially dominant position with respect to a particular product or market, especially rigorous standards of conduct must be followed.  In these circumstances, all associates should:

•	Consult with the Corporate Compliance Officer or the Compliance Committee before selling at unreasonably low prices or engaging in any bundling practices; and

•	Keep the Corporate Compliance Officer or the Compliance Committee fully informed of competitive strategies and conditions in any areas where the Company may have a significant market position.

Finally, always immediately inform the Corporate Compliance Officer or the Compliance Committee if local, state or federal law enforcement officials request information from the Company concerning its operations.

E.	Unfair Practices in International Business

The Company and its associates must comply at all times with all anti-corruption, anti-bribery and anti-kickback laws, rules and regulations in each jurisdiction in which the Company operates.  In complying with the potentially overlapping and/or conflicting laws, rules and regulations of various jurisdictions, the Company and its associates should always adhere to and seek to follow the most stringent set of laws, rules and regulations to which it or they may be subject.

Under the U.S. Foreign Corrupt Practices Act (“FCPA”), associates of the Company are prohibited from making certain gifts to foreign officials. “Foreign officials” include not only persons acting in an official capacity on behalf of a foreign government, agency, department or instrumentality, but also representatives of international organizations, foreign political parties and candidates for foreign public office.  The gift is “corrupt” under the FCPA if it is made for the purpose of gaining any “improper advantage” by:

•	influencing any act or decision of a foreign official in his official capacity;

•	inducing a foreign official to do or omit to do any act in violation of his lawful duty; or

•	inducing a foreign official to use his position to affect any decision of the government;

A gift is still “corrupt” even when paid through an intermediary.  No associate may offer or give any gift to a foreign government official without the advance written approval of the Corporate Compliance Officer.  Associates must also be familiar with and abide by the Company’s Anti-Corruption Policy.

In addition to the FCPA, the United Kingdom’s Bribery Act 2010 (“Bribery Act”) may apply under various circumstances.  The Bribery Act prohibits much of the same conduct as the FCPA but, in contrast to the FCPA, the Bribery Act also prohibits soliciting or receiving bribes and applies to bribery that does not involve a foreign official (for example, bribery that occurs between two employees of private businesses).  Violating the Bribery Act could expose you (and in certain cases, the Company) to criminal as well as civil liability, including potentially fines and imprisonment.

VI.	GOVERNMENT RELATIONS

Associates must adhere to the highest standards of ethical conduct in all relationships with government employees and must not improperly attempt to influence the actions of any public official.

A.	Government Procurement

The U.S. Government and many state and local governments have adopted comprehensive laws and regulations governing their purchases of products from private contractors.  These laws and regulations are intended to assure that governmental entities receive pricing, terms, and conditions equivalent to those granted to the Company’s most favored commercial customers and that there is full and open competition in contracting.  The procurement integrity laws impose restrictions on the relationships between the Company and government procurement officials who have or are engaged personally and substantially in government procurements. Prohibited activities include: (i) offering, discussing, or accepting post-government employment or business opportunities; or (ii) soliciting, obtaining, or disclosing any bid or proposal information, proprietary or source selection information from competitors or government officials.  Employees working on projects for which the ultimate customer is the U.S. Government must have a working knowledge of and comply with the regulations and laws that govern the acquisition of goods and services by the U.S. Government.  Associates should also ensure that business partners, suppliers, and consultants are aware of and, to the extent practical, in compliance with, these legal requirements.

When selling products or services to government procurement agencies, the Company is accountable for certifying compliance with applicable procurement laws, regulations, and requirements. Certifications to, and contracts with, government agencies are to be signed by a Company associate authorized by the Board of Directors to sign such documents, based upon knowledge that all requirements have been fully satisfied.

B.	Payments to Officials

Under no circumstances should associates make payments or give gifts to officials or employees of the United States Government or any foreign government.  Corporate hospitality and the reimbursement of travel expenses involving government officials or employees should be limited to bona fide expenses relating to the legitimate promotion of the Company’s products and services and in most instances should be approved in advance both by the Corporate Compliance Officer and the government organization that employs the person in question.

C.	Political Contributions

Company funds, property or services may not be contributed to any political party or committee, or to any candidate for or holder of any office of any government.  This policy does not preclude, where lawful, Company expenditures to support or oppose public referendum or separate ballot issues, or, where lawful, the formation and operation of a political action committee, in each case, when reviewed and approved in advance by the Audit Committee and subsequently ratified by the Board of Directors.

VII.	COMPLIANCE WITH LAWS, RULES AND REGULATIONS
A.	Insider Trading Policy

The Company expressly forbids any associate from trading on material non-public information or communicating material non-public information to others in violation of the law.  This conduct is frequently referred to as “insider trading.”  This policy applies to every associate of the Company and extends to activities both within and outside their duties to the Company, including trading for a personal account.

The concept of who is an “insider” is broad.  It includes officers, directors and employees of a Company.  In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a Company’s affairs and as a result is given access to information solely for the Company’s purpose.  A temporary insider can include, among others, a Company’s investment advisors, agents, attorneys, accountants and lending institutions, as well as the employees of such organizations.  An associate may also become a temporary insider of another company with which our Company has a contractual relationship, to which it has made a loan, to which it provides advice or for which it performs other services.

Trading on inside information is not a basis for liability unless the information is material.  This is information that a reasonable investor would consider important in making his or her investment decisions, or information that is likely to have a significant effect on the price of a Company’s securities.

Information is non-public until it has been effectively communicated to the marketplace.  Tangible evidence of such dissemination is the best indication that the information is public.  For example, information found in a report filed with the Securities and Exchange Commission or appearing in a national newspaper would be considered public.

Each associate should be familiar with and abide by the Company’s Insider Trading Policy.  A copy of this policy is available on the Company’s Intranet. The Company encourages its associates to bring any problem, complaint or concern regarding any alleged insider trading to the attention of the Compliance Committee.  Associates who have concerns regarding conduct they believe constitutes insider trading should also make such reports using the Reporting Mechanism described above.

B.	Equal Employment Opportunity

The Company makes employment-related decisions without regard to a person’s race, color, religious creed, age, sex, sexual orientation, marital status, national origin, ancestry, present or past history of mental disorder, mental retardation, learning disability or physical disability, including, but not limited to, blindness and genetic predisposition, or any other factor unrelated to a person’s ability to perform the person’s job.  “Employment decisions” generally mean decisions relating to hiring, recruiting, training, promotions and compensation, but the term may encompass other employment actions as well.

The Company encourages its associates to bring any problem, complaint or concern regarding any alleged employment discrimination to the attention of the Human Resources Department. Associates who have concerns regarding conduct they believe is discriminatory should also make such reports using the Reporting Mechanism described above.

C.	Sexual Harassment Policy

The Company is committed to maintaining a collegial work environment in which all individuals are treated with respect and dignity and which is free of sexual harassment.  In keeping with this commitment, the Company will not tolerate sexual harassment of associates by anyone, including any supervisor, co-worker, vendor, client or customer, whether in the workplace, at assignments outside the workplace, at Company-sponsored social functions or elsewhere.

Associates must also be familiar with and abide by the Company’s Sexual Harassment Policy in the Company’s Employee Handbook, which is available through the Company’s Intranet.  The Company encourages its associates to bring any problem, complaint or concern regarding any alleged sexual harassment to the attention of the Human Resources Department.  Associates who have concerns regarding conduct they believe constitutes sexual harassment should also make such reports using the Reporting Mechanism described above.

D.	Health, Safety & Environment Laws

Health, safety, and environmental responsibilities are fundamental to the Company’s values.  Associates are responsible for ensuring that the Company complies with all provisions of the health, safety, and environmental laws of the United States and of other countries where the Company does business.

The penalties that can be imposed against the Company and its associates for failure to comply with health, safety, and environmental laws can be substantial, and include imprisonment and fines.

Associates must also be familiar with and abide by the Company’s Safety, Health and Environment Policy, which is available on the Company’s Intranet.  The Company encourages its associates to bring any problem, complaint or concern regarding any health, safety and environmental concern to the attention of the Human Resources Department.  Associates who have concerns regarding health, safety and environmental issues may also make such reports using the Reporting Mechanism described above.

VIII.	QUESTIONS UNDER THE CODE AND WAIVER PROCEDURES

Associates are encouraged to consult with the Corporate Compliance Officer and Compliance Committee about any uncertainty or questions they may have under the Code.

If any situation should arise where a course of action would likely result in a violation of the Code but for which the associate thinks that a valid reason for the course of action exists, the associate should contact the Corporate Compliance Officer or a member of the Compliance Committee to obtain a waiver prior to the time the action is taken.  No waivers will be granted after the fact for actions already taken.  Except as noted below, the Compliance Committee will review all the facts surrounding the proposed course of action and will determine whether a waiver from any policy in the Code should be granted.

Waiver Procedures for Executive Officers and Directors.  Waiver requests by an executive officer or member of the Board of Directors shall be referred by the Compliance Committee, with its recommendation, to the Board of Directors or a committee thereof for consideration.  If either (i) a majority of the independent directors on the Board of Directors, or (ii) a committee comprised solely of independent directors agrees that the waiver should be granted, it will be granted.  The Company will disclose the nature and reasons for the waiver on a Form 8-K to be filed with the Securities and Exchange Commission within four days. If the Board denies the request for a waiver, the waiver will not be granted and the associate may not pursue the intended course of action.

It is the Company’s policy only to grant waivers from the Code in limited and compelling circumstances.

IX.	FREQUENTLY ASKED QUESTIONS AND ANSWERS

The following questions and answers address each associate’s obligation to comply with the Code.  The Company has attempted to design procedures that ensure maximum confidentiality and, most importantly, freedom from the fear of retaliation for complying with and reporting violations under the Code.

Q:Do I have a duty to report violations under the Code?

A:Yes, participation in the Code and its compliance program is mandatory.  You must immediately report any suspected or actual violation of the Code using the Reporting Mechanism described above.  The Company will keep reports confidential to the fullest extent permitted by applicable law.  Failure to report suspected or actual violations is itself a violation of the Code and may subject you to disciplinary action, up to and including termination of employment or legal action.

Q:I’m afraid of being fired for raising questions or reporting violations under the Code.  Will I be risking my job if I do?

A:

The Code contains a clear non-retaliation policy, meaning that if you in good faith report a violation of the Code by the Company, or its agents acting on behalf of the Company, using the Reporting Mechanism described above, the Company will undertake to protect you from being fired, demoted, reprimanded or otherwise harmed for reporting the violation, even if the violation involves you, your supervisor, or senior management of the Company.  Note, however, that while you will not be disciplined for reporting a violation, you may be subject to discipline with respect to the underlying conduct or violation if you are involved.  However, your willingness to cooperate will be taken into consideration.  You are entitled to make the report on a confidential and anonymous basis.  To the extent an investigation must be initiated, the Company will endeavor to keep confidential any report you make to the Corporate Compliance Officer or another member of the Compliance Committee to the extent permitted by applicable law.

In addition, if you in good faith report a suspected violation under the Code which you reasonably believe constitutes a violation of a federal, state, local or foreign statute by the Company, or its agents acting on behalf of the Company, to a federal, state, local or foreign regulatory or law enforcement agency, you may not be reprimanded, discharged, demoted, suspended, threatened, harassed or in any manner discriminated against in the terms and conditions of your employment for reporting the suspected violation, regardless of whether the suspected violation involves you, your supervisor or senior management of the Company.

Associates are encouraged to pursue all internal reporting channels through completion and reasonably await and consider the results of all internal investigations prior to reporting matters outside of the Company.  We have instituted the procedures described in this Code, including procedures to make anonymous submissions (a form of internal report), to facilitate the use of internal investigations.

Individuals should also consider leaving, but are not required to leave, their name or a contact number when submitting a report.  Such information may facilitate a more thorough and efficient investigation.  The Corporate Compliance Officer will strive to maintain the integrity and confidentiality of all compliance-related communications.  However, in certain circumstances, the identity of the person reporting the issue may become known or may need to be revealed, particularly if federal or state enforcement authorities become involved in the investigation.  The Company cannot guarantee confidentiality when material evidence of a violation of the law is disclosed or if the person is identified during the normal course of an investigation.

Q:How are suspected violations investigated under the Code?

A:When a suspected violation is reported using the Reporting Mechanism described above (which includes as an option reporting directly to the chairperson of the Company’s Audit Committee), the Compliance Committee will gather information about the allegation by interviewing the associate reporting the suspected violation, the associate who is accused of the violation and/or any co-workers or associates of the accused associates to determine if a factual basis for the allegation exists.  However, depending on the nature of the suspected violation and the source of the report, the Compliance Committee should notify the Audit Committee (in cases involving executive officers) and the Audit Committee, at its discretion, may choose to investigate the suspected violation directly.  The reporting associate’s immediate supervisor will not be involved in the investigation if the reported violation involved that supervisor.

If the report is not substantiated, the reporting associate will be informed and at that time will be asked for any additional information not previously communicated.  If there is no additional information, the Corporate Compliance Officer will close the matter as unsubstantiated.

If the allegation is substantiated, the Compliance Committee will make a judgment as to the degree of severity of the violation and the appropriate disciplinary response.  In more severe cases, the Compliance Committee will make a recommendation to the Board of Directors of the Company for its approval.  The Board’s decision as to disciplinary and corrective action will be final.  In the case of less severe violations, the Corporate Compliance Officer may refer the violation to the individual’s supervisor, the Human Resources Department, or the Compliance Committee for appropriate disciplinary action, as the facts may dictate.

The Compliance Committee shall provide a summary of all matters considered under the Code to the Board of Directors or a committee thereof at each regular meeting thereof, or sooner if warranted, by the severity of the matter.

Q:Do I have to participate in any investigation under the Code?

A:Your full cooperation with any pending investigation under the Code is a condition of your continued relationship with the Company.  The refusal to cooperate fully with any investigation is a violation of the Code and grounds for discipline, up to and including termination.

Q:What are the consequences of violating the Code?

A:As explained above, associates who violate the Code may be subject to discipline, up to and including termination of employment or legal action.   Associates who violate the Code may simultaneously violate federal, state, local or foreign laws, regulations or policies.  Such associates may be subject to prosecution, imprisonment and fines, and may be required to make reimbursement to the Company, the government or any other person for losses resulting from the violation.  They may be subject to punitive or treble damages depending on the severity of the violation and applicable law.

Q:What if I have questions under the Code or want to obtain a waiver under any provision of the Code?

A:The Corporate Compliance Officer and any member of the Compliance Committee can help answer questions you may have under the Code.  Particularly difficult questions will be answered with input from the Compliance Committee as a whole.  In addition, Section VIII of the Code provides information on how you may obtain a waiver from the Code; waivers will be granted only in very limited circumstances.  You should never pursue a course of action that is unclear under the Code without first consulting the Corporate Compliance Officer or the Compliance Committee, and if necessary, obtaining a waiver from the Code.

APPENDIX A

ASSOCIATE’S AGREEMENT TO COMPLY

I have read the Aspen Aerogels, Inc. Code of Business Conduct and Ethics (the “Code”).  I have obtained an interpretation of any provision about which I had a question.  I agree to abide by the provisions of the Code.  Based on my review, I acknowledge that

_____	To the best of my knowledge, I am not in violation of, or aware of any violation by others of, any provision contained in the Code;
OR
_____	I have made a full disclosure on the reverse side of this acknowledgement of the facts regarding any possible violation of the provisions set forth in the Code.

In addition, I understand that I am required to report any suspected or actual violation of the Code, and that I may make such reports on a fully anonymous basis through the mechanisms described in this Code.  I understand that I am required to cooperate fully with the Company in connection with the investigation of any suspected violation.  I understand that my failure to comply with the Code or its procedures may result in disciplinary action, up to and including termination.

By:Date:

Name (Please print):
Department/Location:

APPENDIX B

Complaints HANDLING PROCEDURES

The Audit Committee of the Board of Directors of Aspen Aerogels, Inc. (the “Company”) has established the following procedures for:

•	the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters,
•	the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters,
•	any other complaints alleging a violation of the Code of Business Conduct and Ethics.

1.Receipt of Complaints. The Audit Committee has designated the Compliance Committee (the “Recipient”) as the party to be designated to receive complaints and concerns under this Policy.

2.Transmission of Complaints to the Audit Committee.  The Audit Committee shall receive a copy or summary of any material complaint received by the Recipient as soon as practicable, in a form to be agreed upon between the Chair of the Audit Committee and the Recipient.

3.Retention of Complaints.  The complaints received by the Recipient shall be recorded and retained in accordance with the Company’s Records Retention Policy for confidential matters.

4.Treatment of Complaints. The complaints received by the Recipient will initially be reviewed by the Compliance Committee and based on the nature and relevance should be discussed with the Audit Committee.

5.Anonymity of Complaints.  As required by the Act, employees are permitted to submit their concerns regarding questionable accounting or auditing matters confidentially.  To the extent an investigation of any such reports must be initiated, the Company will keep the reporting employee’s identity confidential to the extent required by applicable law.

APPENDIX C

WHISTLEBLOWER POLICY

APPENDIX D

ANTI-CORRUPTION POLICY

APPENDIX E

COMPLIANCE COMMITTEE AND AUDIT COMMITTEE CONTACT INFORMATION

Kelley W. Conte Corporate Compliance Officer	(508) 466-3122 kconte@aerogel.com
John F. Fairbanks Compliance Committee Member	(508) 691-1150 jfairbanks@aerogel.com
Christine Meyers Compliance Committee Member	(508) 691-1119 cmeyers@aerogel.com
Richard F. Reilly Audit Committee chairperson	rreilly@aerogel.com